EXHIBIT 12.2

UNION OIL COMPANY OF CALIFORNIA AND CONSOLIDATED SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year ended December 31,
Millions of dollars	2004	2003	2002	2001	2000
Earnings from continuing operations	$1,180	$732	$354	$618	$745
Provision for income taxes	681	523	284	453	499
Minority interests	11	9	6	41	16
Distributions greater (less) than earnings from equity investments	(16)	39	6	69	(57)

Earnings subtotal (a)	1,856	1,303	650	1,181	1,203
Fixed charges included in earnings:
Interest expense	127	190	179	192	210
Interest portion of rentals (b)	24	24	23	19	20

Fixed charges subtotal	151	214	202	211	230
Earnings from continuing operations available before fixed charges	$2,007	$1,517	$852	$1,392	$1,433

Fixed charges:
Fixed charges included in earnings	$151	$214	$202	$211	$230
Capitalized interest	65	60	46	27	13

Total fixed charges	$216	$274	$248	$238	$243

Ratio of earnings from continuing operations to fixed charges	9.3	5.5	3.4	5.8	5.9

(a) Includes pre-tax impairment of :	$74	$93	$47	$137	$66

The ratio of earnings, excluding impairment, to fixed charges would be:	9.6	5.9	3.6	6.4	6.2

(b) Calculated as one-third of operating rental expense.